Lightspeed POS Inc.
Consolidated Financial Statements
March 31, 2021 and 2020
(expressed in thousands of US dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lightspeed POS Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lightspeed POS Inc. and its subsidiaries (together, the Company) as of March 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets in Business Acquisitions of ShopKeep and Upserve
As described in note 5 to the consolidated financial statements, the Company completed the acquisitions of (i) ShopKeep for a net consideration of $554 million in November of 2020, which resulted in $96 million of intangible assets related to customer relationships and software technology and $474 million of goodwill being recorded; and (ii) Upserve for a net consideration of $411 million in December of 2020, which resulted in $101 million of intangible assets related to customer relationships and software technology and $339 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, payment attach rates, and the discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of ShopKeep and Upserve is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and evaluating key assumptions, including the discount rates.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
May 20, 2021

We have served as the Company’s auditor since 2015.

Lightspeed POS Inc. Consolidated Balance Sheets
As at March 31, 2021, and 2020

(expressed in thousands of US dollars)
	Notes	2021	2020
Assets		$	$

Current assets
Cash and cash equivalents		807,150	210,969
Trade and other receivables	13	24,771	10,879
Inventories	7	1,573	932
Other current assets	6, 12	24,171	10,427

Total current assets		857,665	233,207

Lease right-of-use assets, net	14	21,206	15,957
Property and equipment, net	15	8,342	7,989
Intangible assets, net	16	234,493	62,819
Goodwill	17	971,939	146,598
Restricted cash and other long-term assets	6, 18	11,504	11,749
Deferred tax assets	23	170	109

Total assets		2,105,319	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	19, 25	65,052	30,810
Lease liabilities	14	5,120	3,301
Income taxes payable	23	114	76
Current portion of deferred revenue	6	43,116	36,622

Total current liabilities		113,402	70,809

Deferred revenue	6	2,796	5,472
Lease liabilities	14	20,558	13,546
Long-term debt	20	29,770	29,687
Other long-term liabilities	21	3,154	8,198
Deferred tax liabilities	23	1,356	6,578

Total liabilities		171,036	134,290

Shareholders’ equity
Share capital	22	2,526,448	852,115
Additional paid-in capital	22, 26	35,877	11,773
Accumulated other comprehensive income (loss)		9,715	(6,271)
Accumulated deficit		(637,757)	(513,479)

Total shareholders’ equity		1,934,283	344,138

Total liabilities and shareholders’ equity		2,105,319	478,428

Commitments and contingencies	24, 25

Approved by the Board of Directors
(signed) Paul McFeeters Director       (signed) Dax Dasilva Director

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed POS Inc. Consolidated Statements of Loss and Comprehensive Loss
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except per share amounts)
	Notes	2021	2020
		$	$

Revenues	6	221,728	120,637

Direct cost of revenues	7, 8, 9	94,427	39,668

Gross profit		127,301	80,969

Operating expenses
General and administrative	8, 9	53,035	21,345
Research and development	8, 9	54,787	32,750
Sales and marketing	8, 9	97,048	61,122
Depreciation of property and equipment	15	2,479	1,749
Depreciation of right-of-use assets	14	3,876	2,492
Foreign exchange loss (gain)		2,098	(395)
Acquisition-related compensation		11,807	11,087
Amortization of intangible assets	16	30,128	9,226
Restructuring	25	1,760	—

Total operating expenses		257,018	139,376

Operating loss		(129,717)	(58,407)

Net interest income (expense)	10	(353)	1,766

Loss before income taxes		(130,070)	(56,641)

Income tax expense (recovery)	23
Current		166	49
Deferred		(5,958)	(3,159)

Total income tax recovery		(5,792)	(3,110)

Net loss		(124,278)	(53,531)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		15,986	(6,271)

Total comprehensive loss		(108,292)	(59,802)

Net loss per share – basic and diluted	11	(1.18)	(0.62)

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed POS Inc. Consolidated Statements of Cash Flows
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars)	2021	2020
	$	$
Cash flows from (used in) operating activities
Net loss	(124,278)	(53,531)
Items not affecting cash and cash equivalents
Acquisition-related compensation	4,518	4,876
Amortization of intangible assets	30,128	9,226
Depreciation of property and equipment and lease right-of-use assets	6,355	4,241
Deferred income taxes	(5,958)	(3,159)
Stock-based compensation expense	32,739	8,870
Stock-based compensation impact from replacement awards issued	1,120	—
Unrealized foreign exchange gain	320	475
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(9,177)	2,071
Inventories	(256)	(401)
Other assets	(11,963)	(3,440)
Accounts payable and accrued liabilities	(15,333)	4,180
Income taxes payable	38	(59)
Deferred revenue	(3,991)	(433)
Other long-term liabilities	2,321	300
Net interest (income) expense	353	(1,766)

Total operating activities	(93,064)	(28,550)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,794)	(3,609)
Acquisition of businesses, net of cash acquired	(235,576)	(120,164)
Interest income	2,322	3,480

Total investing activities	(235,048)	(120,293)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	21,008	3,546
Proceeds from issuance of share capital	952,534	130,933
Proceeds from draw-down of long-term debt	—	30,000
Share issuance costs	(45,319)	(6,893)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(4,351)	(3,401)
Financing costs	(1,557)	(653)

Total financing activities	922,315	153,532

Effect of foreign exchange rate changes on cash and cash equivalents	1,978	(1,423)

Net increase in cash and cash equivalents during the year	596,181	3,266

Cash and cash equivalents – Beginning of year	210,969	207,703

Cash and cash equivalents – End of year	807,150	210,969

Interest paid	1,025	320
Income taxes paid	147	113

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed POS Inc. Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2019		83,752,210	652,336	4,278	—	(459,948)	196,666

Net loss		—	—	—	—	(53,531)	(53,531)
Issuance of shares upon Bought Deal Offering	22	4,695,000	130,933	—	—	—	130,933
Share issuance costs	22	—	(6,315)	—	—	—	(6,315)
Exercise of stock options and vesting of share awards	26	1,470,303	4,921	(1,375)	—	—	3,546
Stock-based compensation	26	—	—	8,870	—	—	8,870
Exercise of warrants	22	86,251	—	—	—	—	—
Share-based acquisition-related compensation		—	4,876	—	—	—	4,876
Shares issued in connection with business combination		2,203,053	65,364	—	—	—	65,364
Other comprehensive loss		—	—	—	(6,271)	—	(6,271)

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(124,278)	(124,278)
Issuance of shares upon public offerings	22	19,756,196	952,534	—	—	—	952,534
Share issuance costs	22	—	(44,702)	—	—	—	(44,702)
Exercise of stock options and vesting of share awards	26	3,038,643	29,643	(8,635)	—	—	21,008
Stock-based compensation	26	—	—	32,739	—	—	32,739
Share-based acquisition-related compensation		194,042	4,518	—	—	—	4,518
Shares issued in connection with business combination	5	13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination	5	—	40,432	—	—	—	40,432
Stock-based compensation impact from replacement awards issued in connection with business combination	5	—	1,120	—	—	—	1,120
Other comprehensive income		—	—	—	15,986	—	15,986

Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283
The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed POS Inc. (“Lightspeed” or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed provides easy-to-use, omni-channel, commerce-enabling platforms. The Company’s software platforms provide its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved for issue by the Board of Directors (the "Board") of the Company on May 20, 2021.
The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous period. Certain comparative figures have been reclassified in order to conform to the current period presentation.
The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries, Lightspeed POS USA Inc., Lightspeed POS Belgium BV, Lightspeed POS UK Ltd., Lightspeed Netherlands BV, Lightspeed Payments USA Inc., ReUp Technologies Inc., Chronogolf Inc. ("Chronogolf"), Lightspeed Commerce CH S.A. (formerly known as iKentoo S.A.), Kounta Pty Ltd, Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH) ("Gastrofix"), Lightspeed Commerce USA Inc. (the successor to ShopKeep Inc.) and Upserve Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation.
The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases.
In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19, the continuing resurgences of COVID-19, and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 4 of these consolidated financial statements for a description of how COVID-19 impacted the Company’s significant accounting estimates and assumptions.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    3. Significant accounting policies
Revenue recognition
The Company’s main sources of revenue are subscriptions for its platforms. In addition, the Company generates revenue from payment processing services, payment residuals, professional services and sales of hardware as described below.
The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identifying the contract with a merchant;
•Identifying the performance obligations in the contract;
•Determining the transaction price;
•Allocating the transaction price; and
•Recognizing revenue when, or as, the Company satisfies a performance obligation.
The Company follows the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.
The Company’s arrangements with merchants can include multiple services or performance obligations, which may consist of some or all of the Company’s subscription solutions. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and licenses and hardware and other, the Company has determined that merchants can benefit from each service on its own, and that each service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions and licenses and the hardware and implementation services. Payment residuals and payment processing services were also considered to be distinct performance obligations.
The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on its relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company may modify its pricing practices in the future as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Rebates are allocated to each performance obligation to which they relate based on their relative standalone selling price.
The Company generally receives payment from its merchants on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 days of the invoice date. In instances where the timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined the Company’s contracts generally do not include a significant financing component.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Subscription revenue
Software subscriptions and licenses include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's e‑commerce offering. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades.
The Company recognizes revenue for its software subscriptions and subscription licenses ratably over the term of the contract, usually commencing on the date the services are made available to customers.
Transaction-based revenue
The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers. The Company recognizes revenue from payment processing services at the time of the transaction on a gross basis, it having been determined that the Company is the principal in the arrangement.
The Company’s software also interfaces with third parties that enable credit card processing. These companies generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these payment processors, the Company negotiates a revenue share with most of them, whereby the Company receives a portion of the revenues generated by the payment processor. In addition, the Company has contracted with a number of third-party vendors that sell products to the same merchant customers as does the Company. The Company refers its merchant customers to these vendors and earns a referral fee. The Company recognizes the revenues it receives from third party vendors at the point in time when they are due from third party vendors. These revenues are recognized on a net basis, whereby only the portion of revenues that the Company receives (or which is due) from the third party vendor is recognized.
In the prior period consolidated financial statements, transaction based-revenue was classified as part of software and payments revenue.
Hardware and other revenue
For retail, hospitality and e-commerce customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems or setting up their e-commerce store, the Company provides professional services customized to the merchant.
Hardware equipment revenues are recognized on a gross basis at a point in time, namely when ownership passes to the merchant, in accordance with the shipping terms.
Most professional services are sold on a time-and-materials basis. Consulting engagements can last anywhere from one day to several weeks and are based strictly on the customer’s requirements. The Company’s software can typically be used as delivered by the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Contract assets
The Company records commission assets for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates.
The Company records contract assets for discounts provided to merchants at the inception of a contract. Contract assets are subsequently amortized against revenue on a systematic basis consistent with the term to which the contract asset relates.
Deferred revenue
Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed.
Cash and cash equivalents
The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction.
Inventories
Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates are reflected in the determination of cost of revenues.
The amount of any impairment of inventories to net realizable value, and all losses on inventories, are recognized as an expense in the year during which the impairment or loss occurs.
Deferred financing costs
The Company records deferred financing costs related to its credit facilities when it is probable that some or all of the facilities will be drawn down. The deferred financing costs are amortized over the term of the related financing arrangement. The long-term debt is recorded net of deferred financing costs.
Research and development tax credits
Research and development costs are expensed as incurred, net of refundable investment tax credits. The Company’s research and development costs consist primarily of salaries and other related personnel expenses.
The Company recognizes the benefit of refundable research and development investment tax credits as a reduction of research and development and support costs, while non-refundable investment tax credits that can only be claimed against

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
income taxes otherwise payable are recognized as a reduction of income taxes when there is reasonable assurance that the claim will be recovered.
Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and impairment losses. Depreciation is recognized using the declining balance method at the following rates, except for leasehold improvements, for which depreciation is calculated on a straight-line basis:

Furniture	20%
Equipment	20%
Computer equipment	55%
Leasehold improvements	Shorter of useful life and term of lease
Leasehold improvements in progress are not depreciated until the related asset is ready for use.
Intangible assets
Acquired identifiable intangible assets
Purchased software licenses are recorded at cost and are amortized on a straight-line basis over the estimated useful life of the license, which is the license term.
Amortization of software technologies that are acquired through business combinations is calculated using the straight-line method over the estimated useful life, which ranges from three to four years, and amortization of customer relationships acquired through business combinations is calculated using the straight-line method over the estimated useful life, which ranges from three to six years.
The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.
Impairment of long-lived assets
The Company evaluates its property and equipment and definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Goodwill and impairment of goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Company's operating segment ("the Segment"), which is the level at which management monitors goodwill.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The Company reviews the carrying value of goodwill in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, on an annual basis or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The Company previously performed the annual goodwill impairment test on March 31 of each fiscal year. Beginning with the quarter ended December 31, 2020, the Company moved the annual goodwill impairment test from March 31 to December 31. The change does not delay, accelerate or avoid an impairment charge.
Impairment is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 17 discusses the method and assumptions used for impairment testing.
Business combinations
The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill.
The amounts included in the consolidated statements of loss and comprehensive loss under acquisition-related compensation arise from business combinations made by the Company. Acquisition costs that are tied to continuing employment of pre-existing shareholders are required to be recognized as acquisition-related compensation and recognized in accordance with the vesting terms in the acquisition agreement. Consequently, those costs are not included in the total purchase consideration of the business combination. All other costs that are not eligible for capitalization related to the acquisition are expensed as incurred.
New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of loss and comprehensive loss.
Government assistance
Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize.
Income taxes
Current tax
The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax
Current and deferred tax are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in deficit), in which case the tax is also recognized outside of net loss.
Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations.
If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
–The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.
–The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
–The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price.
As a lessee
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of any such asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable.
Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Company changes its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Lease incentives receivable are included in the initial measurement of the lease liability and right-of-use asset.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash outflows from operating activities, whereas the remaining lease payments are classified as cash flows from financing activities.
Equity incentive plans
The Company has multiple equity incentive plans and records all stock-based payments, including grants of employee stock options, at their respective fair values. The Company recognizes stock-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital.
The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values.
Expected option life is determined using the time-to-vest-plus-historical-calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected forfeiture is derived from historical patterns. Expected volatility is determined using comparable companies for which the information is publicly available, adjusted for factors such as industry, stage of life cycle, size and financial leverage. The risk-free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant.
The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining stock-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable.
Employee benefits
The Company maintains defined contribution plans for which it pays fixed contributions to administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as employee compensation as the services are provided.
Segment information
The Company’s Chief Operating Decision-Maker (CODM) is a function comprising three C-Level executives, specifically the Chief Executive Officer, the Chief Financial Officer and the President. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Loss per share
Basic loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of Common Shares outstanding during the year.
Diluted loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of Common Shares outstanding during the year, plus the effect of dilutive potential Common Shares outstanding during the year. This method requires that diluted loss per share be calculated as if all dilutive potential Common Shares had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase Common Shares of the Company at the average fair value of the Common Shares during the year.
Financial instruments
Financial assets
Initial recognition and measurement
The Company’s financial assets comprise cash and cash equivalents, restricted cash, trade and other receivables, merchant cash advances, and other long-term assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.
Subsequent measurement
Cash and cash equivalents, restricted cash and merchant cash advances are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss.
Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade and other receivables, refer to the Impairment of financial assets section below.
Derecognition
Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off.
Impairment of financial assets
The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery.
Financial liabilities
Initial recognition and measurement
The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and contingent consideration. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract.
Subsequent measurements
After initial recognition, payables are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized.
Payables are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss.
Derecognition
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.
Foreign currency translation
Functional and presentation currency
The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Foreign operations
The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.
New accounting pronouncements
New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date.
New and amended standards and interpretations adopted by the Company
The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether or not an acquired set of activities and assets is a business. It has also issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of "material" across the standards and to clarify certain aspects of the definition. The Company has adopted these amendments as of April 1, 2020. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2020 that had a material impact on the Company's accounting policies or the consolidated financial statements.
New and amended standards and interpretations issued not yet effective
At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 1 affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. The IASB has also issued amendments to IAS 8 clarifying how to distinguish changes in accounting policies from changes in accounting estimates. The amendments to IAS 1 and IAS 8 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. It has also issued amendments to IAS 16 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted.
In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The Company does not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods.
    4. Significant accounting estimates and assumptions
Use of estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.
Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.
Key estimates and assumptions are as follows:
COVID-19
The uncertainties around the COVID-19 pandemic, the continuing resurgences of COVID-19, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the fiscal year ended March 31, 2021, other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the loss allowance, refer to note 28. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities. In addition to the impacts disclosed above, the Company received $8,121 with respect to remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally (note 8).
Revenue recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
The Company follows the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 17 for additional information on the assumptions used.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management and can consist of the future performance of the related assets, the discount rate, the attrition rate, and the payment attach rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Recoverability of deferred tax assets and current and deferred income taxes and tax credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Stock-based compensation
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for stock‑based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Refer to note 26 for additional information on the assumptions used.
Impairment of financial assets
The Company assesses at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment for our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    5. Business combinations
ShopKeep
On November 25, 2020, the Company acquired all of the outstanding shares of ShopKeep Inc. and its affiliates ("ShopKeep"), a cloud commerce platform provider based in New York City.
The fair value of consideration transferred of $553,720 consisted of $134,055 cash paid on the closing date, net of cash acquired, and 7,437,452 Common Shares, at a fair value of $51.17 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Also included in the fair value of consideration transferred is an amount of $40,432 that was attributable to the replacement awards issued for the assumption of the stock option plan of ShopKeep. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $4,218 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss.
In conjunction with the acquisition of ShopKeep, the Company assumed the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (the “ShopKeep Plan”) by converting the options to purchase shares in the capital of ShopKeep outstanding under the plan as of closing for options to purchase Common Shares of the Company. A value of $40,432 has been allocated to the purchase price, and a pre-forfeiture estimated amount of stock-based compensation expense of $13,876 for the Company will be taken over the two years following the acquisition in relation to post-combination services to be provided by ShopKeep executives and employees.
A total of $10,989 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of ShopKeep prior to closing and was settled during the fiscal year ended March 31, 2021.
The results of operations of ShopKeep have been consolidated with those of the Company as at November 25, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of ShopKeep’s assets and liabilities as at November 25, 2020.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash	11,267
Trade receivables and other assets	3,197
Merchant cash advances	1,531

15,995

Property and equipment	765
Goodwill	474,350
Customer relationships	83,000
Software technology	13,400
Other long-term assets	122

Total assets	587,632

Current liabilities
Accounts payable and accrued liabilities	18,228
Deferred revenue	4,417

Total liabilities	22,645

Fair value of net assets acquired	564,987
Less: Cash acquired	11,267

Fair value of net assets acquired, less cash acquired	553,720

Paid in Common Shares of the Company	380,574
Paid in cash	134,055
Value of replacement awards issued	40,432
Receivable from ShopKeep (already partially received)	1,341
The goodwill related to the acquisition of ShopKeep is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing ShopKeep technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
Right-of-use assets and lease liabilities of $7,019 were recorded by Lightspeed on the acquisition date of ShopKeep.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation and may be subject to adjustment during the 12-month measurement period following the acquisition date due to post-closing working capital adjustments.
Upserve
On December 1, 2020, the Company acquired the business of Al Dente Intermediate Holdings, LLC and its subsidiaries (“Upserve”), a cloud-based restaurant management software company based in Rhode Island, through the acquisition of all the issued and outstanding shares of Al Dente Topco, Inc.
The fair value of consideration transferred of $411,364 consisted of $98,921 cash paid on the closing date, net of cash acquired, and 5,895,365 Common Shares, at a fair value of $52.62 per share at the closing date, which is based on the

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
quoted price of the Common Shares on the NYSE on the closing date. An amount of $2,000 was treated as a holdback that was released to Upserve during the fiscal year ended March 31, 2021.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $2,290 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss.
A total of $20,489 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of Upserve prior to closing, and was settled during the fiscal year ended March 31, 2021.
The results of operations of Upserve have been consolidated with those of the Company as at December 1, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Upserve's assets and liabilities as at December 1, 2020.
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash	15,652
Accounts receivable and other assets	2,512

18,164

Property and equipment	376
Goodwill	339,317
Customer relationships	82,499
Software technology	18,300
Other long-term assets	123

Total assets	458,779

Current liabilities
Accounts payable and accrued liabilities	28,371
Deferred revenue	3,392

Total liabilities	31,763

Fair value of net assets acquired	427,016
Less: Cash acquired	15,652

Fair value of net assets acquired, less cash acquired	411,364

Paid in Common Shares of the Company	310,214
Paid in cash	98,921
Payable to Upserve (already settled)	2,229

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The goodwill related to the acquisition of Upserve is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Upserve technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
Right-of-use assets and lease liabilities of $420 were recorded by Lightspeed on the acquisition date of Upserve.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation and may be subject to adjustment during the 12-month measurement period following the acquisition date due to post-closing working capital adjustments.
If the acquisitions of ShopKeep and Upserve had occurred on April 1, 2020, the Company estimates that revenues of the combined entities would have been $282,075 and net loss of the combined entities would have been $153,380 for the year ended March 31, 2021. The amounts of revenues and net loss contributed by ShopKeep and Upserve from the dates of acquisition and included in the Company's consolidated statements of loss and comprehensive loss for the fiscal year ended March 31, 2021 are $39,452 and $21,102, respectively.
    6. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	2021	2020
	$	$

Subscription revenue	119,323	78,796
Transaction-based revenue	82,951	28,075
Hardware and other revenue	19,454	13,766

Total revenue from contracts with customers	221,728	120,637
The Company discloses revenue by geographic area in note 30.
Contract assets
The amount of amortization of commission assets recognized as sales and marketing expense in the fiscal year ended March 31, 2021 is $6,183 (2020 – $6,226).
The Company recorded a contract asset for discounts provided to merchants at the inception of a contract of $1,631 included in other current assets and $2,238 included in other long-term assets as at March 31, 2021, with $736 being amortized into subscription revenue for the fiscal year ended March 31, 2021 (2020 – $365 and $703 with $55 being amortized, respectively).
Contract liabilities
Revenue recognized that was included in the deferred revenue balance at the beginning of the years ended March 31, 2021 and 2020 is $36,622 and $32,317, respectively.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    7. Direct cost of revenues

	2021	2020
	$	$

Subscription cost of revenue	32,895	19,428
Transaction-based cost of revenue	42,626	9,023
Hardware and other cost of revenue	18,906	11,217

Total direct cost of revenues	94,427	39,668
Subscription cost of revenue consists of any support services provided by the Company to its customers and mostly consists of salaries and amounts paid to our third-party cloud service providers. Transaction-based cost of revenue consists of direct costs related to payment processing services. Hardware and other cost of revenue relates to costs of hardware sold to customers, and implementation services provided to customers.
Inventories expensed during fiscal the year ended March 31, 2021 in direct cost of revenues amount to $17,234 (2020 – $10,432).
For the fiscal year ended March 31, 2020, an amount of $3,531 from direct cost of revenues has been reclassified to operating expenses in order to better reflect our internal structure and the evolving role of certain departments.
    8. Government grants and subsidies
Government assistance recognized as a reduction of expenses is as follows:

	2021	2020
	$	$

Direct cost of revenues	1,651	533
General and administrative	2,055	—
Research and development	5,871	2,678
Sales and marketing	3,851	—

Total government assistance	13,428	3,211
Government assistance includes research and development tax credits, grants, government subsidies due to COVID-19 and other incentives.
    9. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the fiscal year ended March 31, 2021, was $169,809 (2020 - $83,866).

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Stock-based compensation and related costs were included in the following expenses:

	2021	2020
	$	$

Direct cost of revenues	3,231	591
General and administrative	11,123	3,196
Research and development	10,941	3,101
Sales and marketing	19,460	3,042

Total stock-based compensation and related costs	44,755	9,930
The amount recognized as an expense for the fiscal year ended March 31, 2021 for our defined contribution plan was $1,436 (2020 - $1,392).
    10. Finance income and costs

	2021	2020
	$	$

Interest income	2,544	3,577
Interest expense	(2,897)	(1,811)

Net interest income (expense)	(353)	1,766

    11. Loss per share
The Company had two categories of potentially dilutive securities: share options and awards and warrants. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the years ended March 31, 2021 and 2020. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	2021	2020

Issued Common Shares	128,528,515	92,206,817
Weighted average number of Common Shares (basic and diluted)	105,221,907	85,890,314

Net loss per Common Share – basic and diluted	($1.18)	($0.62)

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	2021	2020

Stock options and awards	7,934,988	6,506,869
Warrants	—	26,718
    12. Other current assets

	2021	2020
	$	$

Restricted cash	7,749	1,829
Prepaid expenses and deposits	10,458	4,048
Commission asset	4,000	3,938
Other	1,964	612

Total other current assets	24,171	10,427
    13. Trade and other receivables

	2021	2020
	$	$

Trade	15,477	7,721
Loss allowance	(3,519)	(2,878)

Total trade receivables	11,958	4,843

Research and development tax credits receivable	6,605	4,059
Sales tax receivable	2,827	847
Merchant cash advances	2,309	—
Other	1,072	1,130

Total trade and other receivables	24,771	10,879

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    14. Leases
The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The expected lease terms are between one and ten years.
The roll-forward of lease right-of-use assets is as follows:

	2021	2020
Cost	$	$
Lease right-of-use assets, beginning of year	18,403	11,971
Additions	5,255	4,158
Acquired in business combinations	7,439	3,027
Modifications to and disposals of lease contracts	(4,373)	(626)
Exchange differences	330	(127)
Lease right-of-use assets, end of year	27,054	18,403

Accumulated depreciation
Lease right-of-use assets, beginning of year	2,446	—
Depreciation charge	3,876	2,492
Modifications to and disposals of lease contracts	(544)	(46)
Exchange differences	70	—
Lease right-of-use assets, end of year	5,848	2,446
Cost, net accumulated depreciation
Lease right-of-use assets, beginning of year	15,957	11,971

Lease right-of-use assets, end of year	21,206	15,957

Offices	20,355	15,183
Vehicles	851	774
The maturity analysis of lease liabilities as at March 31, 2021 is as follows:

Fiscal Year	$

2022	5,120
2023	4,718
2024	3,990
2025	3,450
2026	2,505
2027 and thereafter	5,895

Total minimum payments	25,678
Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $2,000 for the fiscal year ended March 31, 2021 (2020 - $1,770). The interest expense for the fiscal year ended March 31, 2021 was $1,048 (2020 - $852).

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    15. Property and equipment
2021

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost

As at March 31, 2020	1,848	1,754	4,620	6,793	15,015
Additions	15	5	1,259	412	1,691
Acquired through business combinations	314	—	581	246	1,141
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847

Accumulated depreciation

As at March 31, 2020	763	1,031	3,355	1,877	7,026
Depreciation	241	150	1,086	1,002	2,479
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Net book value as at March 31, 2021	1,173	578	2,019	4,572	8,342
2020

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$

Cost

As at March 31, 2019	1,150	1,540	3,546	4,526	10,762
Additions	522	188	869	2,178	3,757
Acquired through business combinations	176	26	318	89	609
Disposals	—	—	(113)	—	(113)
As at March 31, 2020	1,848	1,754	4,620	6,793	15,015

Accumulated depreciation

As at March 31, 2019	509	854	2,593	1,434	5,390
Depreciation	254	177	875	443	1,749
Disposals	—	—	(113)	—	(113)
As at March 31, 2020	763	1,031	3,355	1,877	7,026
Net book value as at March 31, 2020	1,085	723	1,265	4,916	7,989

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    16. Intangible assets
2021

	Acquired software technologies	Customer relationships	Total
	$	$	$

Cost

As at March 31, 2020	39,591	50,470	90,061
Acquired through business combinations	31,700	165,499	197,199
Exchange differences	1,593	4,121	5,714
As at March 31, 2021	72,884	220,090	292,974

Accumulated amortization

As at March 31, 2020	19,974	7,268	27,242
Amortization	10,242	19,886	30,128
Exchange differences	424	687	1,111
As at March 31, 2021	30,640	27,841	58,481

Net book value as at March 31, 2021	42,244	192,249	234,493
2020

	Acquired software technologies	Customer relationships	Total
	$	$	$

Cost

As at March 31, 2019	17,971	2,663	20,634
Acquired through business combinations	22,265	49,314	71,579
Exchange differences	(645)	(1,507)	(2,152)
As at March 31, 2020	39,591	50,470	90,061

Accumulated amortization

As at March 31, 2019	15,353	2,663	18,016
Amortization	4,621	4,605	9,226
As at March 31, 2020	19,974	7,268	27,242

Net book value as at March 31, 2020	19,617	43,202	62,819
    17. Goodwill
As at March 31, 2020, the goodwill balance was $146,598 and increased to $971,939 as at March 31, 2021 due to an increase of $474,350 arising from the ShopKeep acquisition and $339,317 from the Upserve acquisition, and an exchange gain of $11,674.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Impairment analysis
The Company completed its annual impairment test of goodwill as of December 31, 2020 using a fair value less costs of disposal model. There were no indicators of impairment between December 31, 2020, the date on which the Company completed its annual impairment test of goodwill, and March 31, 2021. Tests performed on the Segment demonstrated no impairment of goodwill for the years ended March 31, 2021 and 2020.
The following key assumptions were used to determine recoverable amounts for the impairment test performed during the year ended March 31, 2021:

	Pre-Tax Discount Rate	Terminal Value Multiple	Perpetual Growth Rate

Assumptions	30%	14	35%
Fair value is based on a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, measuring a five-year projection based on actual year-end amounts and management’s best estimates. A terminal value was calculated based on revenues, with a weighted average cost of capital reflecting the current market assessment being used. The cost of sale was assumed to be 2.5% of the fair value amount. The enterprise value (carrying amount) was compared with the fair value less cost of sale to test for impairment.
No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.
    18. Restricted cash and other long-term assets

	2021	2020
	$	$

Restricted cash	1,325	7,703
Prepaid expenses and deposits	2,707	446
Commission asset	5,234	2,898
Other	2,238	702

Total restricted cash and other-long term assets	11,504	11,749

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    19. Accounts payable and accrued liabilities

	2021	2020
	$	$

Trade	22,085	12,325
Accrued compensation and benefits	20,409	9,528
Accrued payroll taxes on stock-based compensation	5,689	1,170
Acquisition-related payables	13,792	7,318
Other	3,077	469

Total accounts payable and accrued liabilities	65,052	30,810
    20. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”).
The Revolver will be available for draw at any time during the term of the Credit Facilities.
The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH) and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR +3%.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term.
The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was not in breach of any covenants as at March 31, 2021.
    21. Other long-term liabilities

	2021	2020
	$	$

Acquisition-related payables	—	8,000
Accrued payroll taxes on stock-based compensation	3,154	198

Total other long-term liabilities	3,154	8,198
    22. Share capital
As at March 31, 2021, the Company had 128,528,515 Common Shares issued and outstanding, unlimited shares authorized (2020 – 92,206,817).

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series.
Common Shares
The Common Shares consist of Subordinate Voting Shares. The holders of outstanding Subordinate Voting Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares.
Preferred Shares
The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series.
Fiscal 2021
Initial Public Offering on the New York Stock Exchange
On September 15, 2020, the Company completed an initial public offering on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
Automatic Conversion of Multiple Voting Shares
The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are the Company’s only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company’s restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from the Company’s authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at March 31, 2021, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
New Issue and Secondary Offering
On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Chief Executive Officer) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620,200 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Company amounting to $26,202. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management was also made on the same day for gross proceeds of $56,000, with the underwriting fees relating to their shares being paid by the selling shareholders.
Fiscal 2020
On June 26, 2019, a warrant holder was issued 31,647 Subordinate Voting Shares as a result of its net exercise of 37,500 warrants at an exercise price per Subordinate Voting Share of $4.00.
On August 12, 2019, another warrant holder was issued 54,604 Subordinate Voting Shares as a result of its net exercise of 61,403 warrants at an exercise price per Subordinate Voting Share of $4.07.
On February 27, 2020, the Company completed a new issue and secondary offering ("Bought Deal Offering") on a bought deal basis of its Subordinate Voting Shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The Bought Deal Offering consisted of an aggregate of 7,717,650 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,006,650 additional Subordinate Voting Shares. A total of 4,695,000 Subordinate Voting Shares were issued from treasury for gross consideration of $130,933 for the Company, with share issuance costs for the Company amounting to $5,595. A total of 3,022,650 Subordinate Voting Shares were sold by the selling shareholders for gross consideration of $84,295, with the underwriting fees relating to their shares being paid by the selling shareholders.
    23. Income taxes
Income tax expense (recovery) includes the following components:

	2021	2020
	$	$

Current
United States	33	44
Europe	140	16
Other	(7)	(11)
	166	49
Deferred
Canada	(55)	(957)
United States	(61)	77
Europe	(3,883)	(1,678)
Australia	(1,963)	(632)
Other	4	31
	(5,958)	(3,159)

Total income tax recovery	(5,792)	(3,110)

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax expense (recovery) computed by applying Canadian Statutory rates as follows:

	2021	2020
	$	$

Income tax recovery at the statutory tax rate	(34,486)	(15,004)
Impact of rate differential of foreign jurisdiction	1,570	386
Non-deductible stock-based compensation and related costs	9,257	2,049
Acquisition-related compensation and transaction costs	5,080	3,222
Other non-deductible expenses (credits) and non-taxable amounts	590	431
Changes in unrecognized benefits of deferred tax assets	11,403	3,797
Impact of foreign exchange and other	794	2,009

Total income tax recovery	(5,792)	(3,110)
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020

Deferred tax assets	$	$
Property and equipment	2,115	1,712
Intangible assets	—	44
Non-capital losses carried forward	41,308	8,159
Lease liabilities	6,073	3,557
Deferred revenue	1,011	—
Interest expenses carried forward	5,188	—
Others	2,288	939
Total deferred tax assets	57,983	14,411

Deferred tax liabilities
Property and equipment	(54)	(16)
Intangible assets	(50,476)	(15,447)
Lease right-of-use assets	(5,000)	(3,226)
Other	(3,639)	(2,191)
Total deferred tax liabilities	(59,169)	(20,880)

Net deferred tax liabilities	(1,186)	(6,469)

As presented on the consolidated balance sheets:
Deferred tax assets	170	109
Deferred tax liabilities	(1,356)	(6,578)

Net deferred tax liabilities	(1,186)	(6,469)

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
2021

	Balance as at March 31, 2020	Charged (credited) to consolidated statement of loss	Business acquisitions and other	Balance as at March 31, 2021
	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	1,696	321	44	2,061
Intangible assets	(15,403)	7,191	(42,264)	(50,476)
Lease liabilities	3,557	2,516	—	6,073
Lease right-of-use assets	(3,226)	(1,774)	—	(5,000)
Non-capital losses carried forward	8,159	(1,290)	34,439	41,308
Deferred revenue	—	—	1,011	1,011
Interest expenses carried forward	—	2,649	2,539	5,188
Other	(1,252)	(3,655)	3,556	(1,351)

Net deferred tax liabilities	(6,469)	5,958	(675)	(1,186)
2020

	Balance as at March 31, 2019	Charged (credited) to consolidate statement of loss	Business acquisitions and other	Balance as at March 31, 2020
	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	926	778	(8)	1,696
Intangible assets	(546)	2,461	(17,318)	(15,403)
Lease liabilities	—	2,901	656	3,557
Lease right-of-use assets	—	(2,587)	(639)	(3,226)
Non-capital losses carried forward	11	1,280	6,868	8,159
Other	(911)	(1,674)	1,333	(1,252)

Net deferred tax liabilities	(520)	3,159	(9,108)	(6,469)
The Company has accumulated other deductible temporary differences of $13,272 (2020 – $2,960) for Canadian tax purposes for which no deferred tax asset is recognized.
The Company has accumulated research and development expenditures of $13,508 (2020 – $12,167) for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

	2021	2020	Year in which the losses begin to expire
	$	$

Non-capital loss carryforwards
Canada	65,452	62,810	2034
Belgium	40,383	31,100	No expiry
Netherlands	31,105	20,410	2024
United States	209,422	120	2028
Germany	21,219	15,814	No expiry
Switzerland	13,042	8,085	2022
Australia	5,367	1,901	No expiry

Total non-capital loss carryforwards	385,990	140,240
The tax benefits of non-capital losses in Canada (with the exception of $2,607 of non-capital losses in Chronogolf), Belgium and Netherlands have not been recognized.
There was no change in statutory tax rate for the fiscal year ended March 31, 2021.
Government assistance
The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2021, the Company recorded a Canadian provision for refundable tax credits of $3,146 (2020 – $2,961). This amount has been recorded as a reduction of research and development and e‑business development expenditures for the year.
As at March 31, 2021, the Company has available Canadian federal non-refundable investment tax credits of $2,230 (2020 – $1,924) related to research and development expenditures which may be used to reduce Canadian federal and provincial income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2033. The Company also has a non-refundable e-business tax credit of $2,857 (2020 – $1,844) expiring on various dates starting in 2035.
The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.
    24. Commitments
Obligations under leases
Refer to note 14 for the maturity analysis of lease liabilities as at March 31, 2021.
In addition to the obligations under lease liabilities, the Company is subject to short term leases, variable lease payments and leases not yet commenced to which the lessee is committed. The total amount of these payments over the next five years, as at March 31, 2021, is $9,962.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Commitments
In addition to the obligations under leases, the Company is subject to various non-cancelable service agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at March 31, 2021, is $22,939.
    25. Contingencies and Provisions
The Company is in receipt of a claim of alleged infringement of intellectual property. The Company believes that the claim is without merit and no accrual has been made.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the fiscal year ended March 31, 2021, the Company announced a restructuring plan for its operations to realize certain synergies in the combined business pursuant to its recent acquisitions. The restructuring expense consists entirely of costs related to terminations of employment for a total of $1,760.
    26. Stock-based compensation (numbers of shares and awards are presented in per share and per award amounts)
In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established the 2016 option plan (which was amended in 2019) (the “2016 Legacy Option Plan” and, together with the 2012 Legacy Option Plan, the “Legacy Option Plans”). Employee stock option grants under the Legacy Option Plans generally vest as to 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the Legacy Option Plans were amended such that outstanding options granted thereunder are exercisable for Subordinate Voting Shares and no further awards can be made under the Legacy Option Plans.
In connection with the IPO, an omnibus incentive plan (as amended, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Subordinate Voting Shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of Subordinate Voting Shares to a maximum aggregate number of Subordinate Voting Shares equal to 15% of all Subordinate Voting Shares issued and outstanding from time to time on a non-diluted basis (the "Amended and Restated Omnibus Incentive Plan"). On that basis, as at March 31, 2021, the maximum number of Subordinate Voting Shares available under the Amended and Restated Omnibus Plan and the Legacy Option Plans was 19,279,277. In February 2021, the Amended and Restated Omnibus Incentive Plan was updated to amend certain definitions.
The Amended and Restated Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Amended and Restated Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Amended and Restated Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
thereafter for 36 months until fully vested, are granted with a term of seven years and settled via the issuance of new shares upon exercise. A portion of stock option grants under the Amended and Restated Omnibus Incentive Plan vest as to 20% on the first anniversary, 25% on the second and third anniversaries and 30% on the fourth anniversary of the grant date.
Each RSU, DSU and PSU evidences the right to receive one Subordinate Voting Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Amended and Restated Omnibus Incentive Plan generally vest as to 30% on the first anniversary of the grant date and in eight equal quarterly tranches thereafter until fully vested. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board.
In connection with the acquisition of ShopKeep, the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Subordinate Voting Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Subordinate Voting Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Subordinate Voting Shares and no further awards can be made under the ShopKeep Plan.
The Company has also made grants of stock options and RSUs without shareholder approval in compliance with an allowance under the rules of the Toronto Stock Exchange as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Amended and Restated Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The stock option activity and the weighted average exercise price are summarized as follows:

	2021		2020

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Outstanding – Beginning of year*	7,557,574	15.38	5,986,234	4.40
Granted	2,183,108	41.55	3,476,465	25.13
Assumed through business combination	1,226,214	6.40	—	—
Exercised	(2,951,034)	7.12	(1,469,127)	2.41
Forfeited	(1,219,823)	22.48	(429,266)	10.49
Expired	—	—	(6,732)	18.76

Outstanding – End of year	6,796,039	24.48	7,557,574	13.96

Exercisable – End of year	1,523,685	17.40	1,651,692	4.00
*the 2021 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for this year's foreign exchange rate

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2021 are summarized as follows:

	2021		2021		2021
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	117,769	24.67	7,109	25.66	84,326	24.75
Granted	989,384	45.73	7,642	27.64	66,038	25.09
Released	(36,515)	32.17	—	—	(51,094)	24.97
Forfeited	(130,805)	36.30	—	—	(24,088)	24.75

Outstanding – End of year	939,833	44.93	14,751	26.68	75,182	24.90

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2020 are summarized as follows:

	2020		2020		2020
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	—	—	—	—	—	—
Granted	124,162	24.64	7,109	25.66	84,326	24.75
Released	(1,176)	24.11	—	—	—	—
Forfeited	(5,217)	24.11	—	—	—	—

Outstanding – End of year	117,769	24.67	7,109	25.66	84,326	24.75

The fair value of stock options granted to employees was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2021	2020

Expected volatility	45.55%	40.81%
Risk-free interest rate	0.38%	1.27%
Expected option life	4.27 years	4.57 years
Expected dividend yield	0%	0%
Forfeiture rate	28.51%	25.46%
The fair value of stock options, RSUs, DSUs and PSUs granted in 2021 amounted to $79,581 (2020 – $37,689). The initial aggregate fair value of options, RSUs and PSUs forfeited in the fiscal year ended March 31, 2021 amounted to $13,053 (2020 – $1,901). For the fiscal year ended March 31, 2021, stock-based compensation expense of $32,739 (2020 – $8,870) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital. An expense of $1,120 was also booked to account for the stock-based compensation impact from replacement awards issued in connection with the ShopKeep acquisition.
As at March 31, 2021, the total remaining unrecognized stock-based compensation expense amounted to $45,365 (2020 – $16,956), which will be amortized over the weighted average remaining requisite service period of 1.44 years (2020 – 1.73 years).

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2021:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.30 to 4.86	1,551,131	4.51	3.95	419,063	3.94	3.09
4.87 to 24.52	1,334,262	5.35	14.22	472,154	5.36	14.77
24.53 to 26.73	1,424,350	5.92	25.82	308,005	5.83	25.53
26.74 to 33.52	1,308,231	5.95	29.54	179,099	5.87	28.73
33.53 to 72.94	1,178,065	6.30	55.88	145,364	5.47	35.96

Total	6,796,039	5.56	24.48	1,523,685	5.13	17.40
The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2020:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.26 to 4.36	975,676	2.87	2.54	846,113	2.72	2.43
4.37 to 4.86	1,879,975	4.98	4.72	483,930	4.90	4.72
4.87 to 16.45	1,328,382	5.58	6.85	321,649	5.60	7.05
16.46 to 23.73	1,261,995	6.41	21.96	—	0.00	—
23.74 to 30.71	2,111,546	6.71	27.17	—	0.00	—

Total	7,557,574	5.54	13.96	1,651,692	3.92	4.00
    27. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	2021	2020
	$	$

Short-term employee benefits and other benefits	1,732	1,389
Stock-based payments	4,200	2,812

Total compensation paid to key management personnel	5,932	4,201

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    28. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, merchant cash advances, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of contingent consideration and other long-term liabilities approximates their carrying value as at March 31, 2021 and 2020.
As at March 31, 2021 and 2020, financial instruments measured at fair value in the consolidated balance sheets were as follows:

	2021			2020

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Cash and cash equivalents	Level 1	807,150	807,150	Level 1	210,969	210,969
Restricted cash	Level 1	9,074	9,074	Level 1	9,532	9,532
Merchant cash advances	Level 3	2,309	2,309	—	—	—
Contingent consideration	Level 3	0	0	Level 3	0	0
Recurring fair value measurements
Contingent consideration
On January 7, 2020, the Company acquired Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH), a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. As at March 31, 2021, there was no change in the estimated contingent consideration from the time of the acquisition.
Credit and concentration risk
Generally, the carrying amount on the consolidated balance sheet of the Company’s financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
The Company’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables. The Company does not require a guarantee from its customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables. Moreover, trade receivable balances are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount.
The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Company does not hold any collateral as security.
Potential effects from the COVID-19 pandemic on the Company's credit risk have been considered and have resulted in increases to its allowances for ECLs in the fiscal year ended 2021. The Company continues its assessment given the uncertainty of COVID-19's global impact.
The loss allowance as at March 31, 2021 and 2020 was determined as follows:
2021

	Not past due	0–30	30–60	60–90	90–180	180+

Expected loss rate	3%	14%	41%	55%	63%	67%
Gross carrying amount	9,328	1,087	917	231	1,156	2,758

Loss allowance	280	152	376	127	728	1,856
2020

	Not past due	0–30	30–60	60–90	90–180	180+

Expected loss rate	4%	17%	45%	63%	74%	83%
Gross carrying amount	2,147	2,264	494	476	591	1,749

Loss allowance	86	385	222	300	437	1,448

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Changes in the loss allowance were as follows:

	2021	2020
	$	$

Balance, beginning of year	2,878	1,703
Increase	2,777	2,234
Write-offs	(2,136)	(1,059)

Balance, end of year	3,519	2,878
The details of the Company’s trade receivables are as follows:

	2021	2020
	$	$

Not past due	9,328	2,147
Past due less than 90 days	2,235	3,234
Past due more than 90 days	3,914	2,340

Total	15,477	7,721
Loss allowance	(3,519)	(2,878)

Balance – End of year	11,958	4,843
Liquidity risk
The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
As at March 31, 2021 and 2020, the maturity analysis of financial liabilities represented the following:
2021

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Other long-term liabilities	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000
2020

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	30,810	—	—	—	30,810
Other long-term liabilities	—	8,198	—	—	8,198
Long-term debt	—	—	30,000	—	30,000
For the maturity analysis of lease liabilities, see note 14 and for commitments, see note 24.
The Company has $807,150 of cash and cash equivalents as well as $25,000 available under the Revolver as at March 31, 2021, demonstrating its liquidity and its ability to cover upcoming financial liabilities.
Currency risk
The Company is exposed to currency risk due to financial instruments denominated in foreign currencies. The following table provides a summary of the Company’s exposure to the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the Swiss Franc, expressed in US dollars:

2021	CAD	EUR	GBP	AUD	CHF	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,141	15,913	470	958	1,281	368	22,131
Trade and other receivables	5,122	2,740	469	793	694	336	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(750)	(560)	(40,620)
Other long-term liabilities	(1,816)	(622)	(309)	(239)	(36)	(42)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	(517)	—	(19,321)

Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	672	102	(30,720)

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

2020	CAD	EUR	GBP	AUD	CHF	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	16,992	14,073	379	569	685	—	32,698
Trade and other receivables	323	3,020	246	441	77	—	4,107
Accounts payable and accrued liabilities	(10,583)	(10,230)	(490)	(3,785)	(481)	—	(25,569)
Other long-term liabilities	—	(7,408)	—	(702)	—	—	(8,110)
Lease liabilities	(10,523)	(4,399)	(347)	(781)	(721)	—	(16,771)

Net financial position exposure	(3,791)	(4,944)	(212)	(4,258)	(440)	—	(13,645)
The table below shows the immediate increase/(decrease) in net loss before tax of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure as at March 31, 2021 and 2020. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	EUR	GBP	AUD	CHF	Other
	$	$	$	$	$	$

2021	(590)	(84)	20	(20)	(10)	(8)
2020	(533)	(53)	(2)	(23)	(8)	—
The Company does not enter into arrangements to hedge its currency risk exposure.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Certain of the Company’s cash earns interest. The Company’s trade receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our Acquisition Facility. The Company is not exposed to material interest rate risk.
Share price risk
Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that the Company is subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding stock-based payment awards at March 31, 2021, the impact on the accrual for social costs of an increase or decrease in the Company’s share price of 10% would result in a change of $1,044 as at March 31, 2021.

Lightspeed POS Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    29. Capital risk management
The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.
The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.
Refer to note 20 for information on the Company's Credit Facilities.
    30. Geographic information
The geographic segmentation of the Company’s assets is as follows:

	2021				2020

	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$

Canada	5,536	10,266	3,563	971,939	5,634	10,084	6,138	146,598
United States	1,083	6,225	184,797	—	58	74	256	—
Germany	312	1,624	25,711	—	215	735	31,614	—
Australia	157	547	11,437	—	192	751	12,488	—
Other	1,254	2,544	8,985	—	1,890	4,313	12,323	—
Geographic sales based on customer location are detailed as follows:

	2021	2020
	$	$

United States	140,856	67,814
Canada	17,636	12,685
Netherlands	15,080	12,716
Australia	13,627	5,489
Other	34,529	21,933
    31. Subsequent events
On April 16, 2021, the Company acquired all of the outstanding shares of Vend Limited ("Vend"), a cloud-based retail management software company based in Auckland, New Zealand. The fair value of consideration transferred of $368,079 consisted of $187,993 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.